Exhibit 99.2

Statutory Financial Statements (Swiss CO)

1 January - 31 December 2017

Financial Statements	2
Notes to the Financial Statements	4

AC Immune SA

EPFL Innovation Park

1015 Lausanne / Ecublens

Switzerland

Ernst & Young Ltd Rue de Chancey 59 P.O. Box CH-1213 Lancy	Phone +41 58 286 86 86 Fax +41 58 286 86 00 www.ey.com/ch
To the General Meeting of AC Immune SA, Ecublens	Lancy, 20 March 2018
Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of AC Immune SA, which comprise the balance sheet, income statement and notes, for the year ended 31 December 2017.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company’s articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion In our opinion, the financial statements for the year ended 31 December 2017 comply with Swiss law and the company’s articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Collaboration arrangements - revenue recognition
Area of focus

AC Immune SA has entered into material revenue generating collaboration agreements with various collaboration partners. These arrangements vary in type and structure; however, typically include up-front fees, performance milestones and contain separate Research and Development (R&D) service deliverables. Revenue is recognized as Contract Revenue on the Income Statement over the estimated performance or agreement period or upon successful accomplishment of pre-defined objectives.

Given the nature of the collaboration agreements and the complexity and judgement involved, we consider this area as significant to our audit.

Refer to Note 2 and Note 11 in the Financial Statements for AC Immune's accounting policy and further details.

Our audit response	Our audit procedures included assessing the application of the accounting policy for collaboration agreements. For each significant transaction, we evaluated the revenue recognition timing compared to the timing of fulfillment of contractual terms and conditions and corroborated the key judgements applied in this determination.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd
/s/ Jürg Zürcher	/s/ Paulina Korecka
Jürg Zürcher	Paulina Korecka
Licensed audit expert	Certified Public Accountant
(Auditor in charge)

Enclosures
„ Financial statements (balance sheet, income statement and notes)

AC Immune SA, Ecublens

Balance Sheet

		As at 31 December,
in CHF thousands	Notes	2017	2016

Assets

Current assets
Cash and cash equivalents	5	124,631	153,831
Other current receivables
- Third parties	6	918	517
- Short-term financial receivables	6	20	20
Prepaid expenses	7	1,457	1,278
Accrued income		2,799	889
Total current assets		129,825	156,535

Non-current assets
Financial assets	4	126	86
Property, plant and equipment	3	2,353	1,120
Prepaid expenses	7	17	-
Total non-current assets		2,496	1,206

Total assets		132,321	157,741

Liabilities and shareholders' equity

Current liabilities
Trade payables
- To third parties		1,092	2,720
- To shareholders		-	39
Accrued expenses and deferred income		8,662	7,163
Total current liabilities	8	9,754	9,922
Non-current liabilities
Long-term financing obligation	9	494	-
Total non-current liabilities		494	-

Shareholders' equity
Share capital	10	1,147	1,135
Reserves from capital contributions		179,352	179,242
Accumulated losses brought forward		(32,558)	(24,930)
Loss for the year		(25,868)	(7,628)
Total shareholders' equity		122,073	147,819

Total liabilities and shareholders' equity		132,321	157,741
Statutory Financial Statements	2

AC Immune SA, Ecublens

Income Statement

		For the Years Ended 31 December,
in CHF thousands	Notes	2017	2016

Contract revenue	11	20,255	23,214

Operating expenses
Salaries and related costs	12	(13,206)	(10,168)
Operating expenses	12	(27,098)	(25,499)
Depreciation of fixed assets	12	(580)	(278)
Total operating expenses		(40,884)	(35,945)

Operating loss		(20,629)	(12,731)

Financial income	13	450	5,238
Financial expenses	13	(5,689)	(135)
Loss for the period		(25,868)	(7,628)

Statutory Financial Statements	3

AC Immune SA, Ecublens

Notes to the financial statements

1.	General information

AC Immune SA (the “Company,” or “AC Immune,” “ACI,” “we,” “our,” “ours,” “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s Disease, non-Alzheimer’s neurodegenerative diseases including neuro-orphan indications and diagnostics. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. The two Phase 3 clinical studies for crenezumab were commenced in early 2016 and in February 2017, respectively. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on 13 February 2003 in Basel and effective 25 August 2003 was transformed into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, Ecublens/Lausanne, Vaud, Switzerland.

The statutory financial statements of AC Immune SA for the period ended 31 December 2017 were authorized for issue in accordance with a resolution of the Board of Directors on 19 March 2018 and will be submitted to the next Ordinary General Assembly.

During 2017 and 2016, AC Immune had an annual average of more than 50 but less than 250 full time equivalent positions.

2.	Summary of significant accounting principles

The present annual accounts have been prepared in accordance with the provisions of the Swiss law on accounting and financial reporting (32 nd Title of the Swiss Code of Obligations). The principal accounting policies are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

For the presentation of the financial statements for 2017 and 2016, certain amounts were reclassified in 2016 to conform to the 2017 financial statement presentation.

Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within twelve months after the reporting period to be current and all other amounts to be non-current.

Foreign currency transactions

The financial statements are presented in Swiss Francs (CHF). Foreign currency transactions are translated into the functional currency (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction. Any foreign exchange profits are deferred in the balance sheet as not having an effect on net income. Foreign exchange losses, on the other hand, are recorded in the profit and loss account.

Statutory Financial Statements	4

AC Immune SA, Ecublens

Revenue recognition

Revenue includes upfront fees, milestone payments as well as revenue from research and development agreements associated with collaborations with third parties and grants from public institutions and foundations.

License of intellectual property

Revenue from non-refundable, upfront license payments and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

For collaboration agreements on product candidates (i) that are in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, the Company recognizes the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements pro-rata over the term of the estimated period of performance under each agreement.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Research and Development Services

The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. These revenues are recorded in license and collaboration revenues as the services are performed.

Research and development expenditures

Given the stage of development of the Company’s products, all research expenditures are recognized as expenses when incurred.

For external research contracts accrued expenses are generally estimated based on a rate of completion related to each research project in a clinical study. The Company estimates its accrued expenses as of the balance sheet date in the financial statement based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Statutory Financial Statements	5

AC Immune SA, Ecublens

Total research and development related costs, inclusive of operating expenses, payroll related expenses, and depreciation were CHF 32.1M in 2017 and CHF 25.2M in 2016. R&D expenses in Alzheimer’s disease were driven by the investments related to the completion of the Phase 1b study for ACI-35, as well as costs related to the combined Phase 1/2a study for ACI-24 AD. In addition, the Company incurred costs for the next stages of clinical development for each of these respective candidates. In Non-Alzheimer’s diseases, the Company continues to incur costs in ACI-24 for Down syndrome’s Phase 1b clinical study. Diagnostic investments entail predominantly increases in spending related to our alpha-synuclein and TDP-43 PET tracer programs. New discovery programs increase CHF 3.8 million driven by CHF 3.3 million related to finalizing the proof-of-concept and manufacturing activities for studies related to our lead compounds in the Anti-Tau Morphomers and investments in new therapeutic and preventive vaccine technology. R&D Expenses not allocated to specific programs increased CHF 2.5 million predominantly driven by a CHF 1.9 million increase in salaries and related costs, CHF 0.3 million in depreciation expense and CHF 0.1 million in regulatory costs. Our total research and development costs are likely to rise substantially in the coming years as the Company continues to develop and advance product candidates from the pre-clinical to clinical stages across its three-pillar strategy.

Property, plant and equipment

Property, plant and equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements / furniture	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Profits and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Financial assets & liabilities

The Company’s financial assets and liabilities are only comprised of receivables, cash and cash equivalents and trade payables and a long-term financing obligation.

Receivables

Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as long-term assets. Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is objective evidence of the debtor’s inability to make required payments.

Cash and cash equivalents

Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with less than 3 months’ duration.

Trade payables

Trade payables are recognized initially at nominal amount, which represents cost incurred.

Long-term financing obligation

The Company’s long-term financing obligation is measured as of the period end date based on the repayment terms when originated.

Statutory Financial Statements	6

AC Immune SA, Ecublens

Significant Shareholders

Principal shareholders who own more than 5 percent of the voting rights:

	Shares Owned		Shares Owned
	2017		2016
Principal Shareholders	Number	Percent	Number	Percent
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG(1)	18,041,000	31.5%	18,041,000	31.7%
Varuma AG(2)	11,410,700	19.9%	11,400,000	20.0%
Andrea Pfeifer, Chief Executive Officer	*	*	2,908,500	5.1%

(1)	Represents 18,041,000 shares held by dievini Hopp BioTech holding CmbH & Co KG. Dietmar Hopp controls the voting and investment decisions of the ultimate parent company of dievini Hopp BioTech holding CmbH & Co KG. The shares registered in the name of dievini Hopp BioTech holding CmbH & Co KG may also be deemed to be beneficially owned by Friedrich von Bohlen und Halbach, who is a managing director of dievini Hopp BioTech holding CmbH & Co KG. The address for dievini Hopp BioTech holding CmbH & Co KG, Friedrich von Bohlen und Halbach is Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany.

(2)	The address for Varuma AG is Aeschenvorstadt 55, CH-4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.

 * less than 5 percent held at 31 December 2017

Operating lease liabilities

We have been a tenant at our current location in the EPFL Innovation Park in Lausanne since shortly after our inception in 2003. We have entered into long-term rental lease agreements with respect to these facilities. However, our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. As of 31 December 2017, total minimum liability for the remaining term was CHF 243 thousand.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with Swiss Code of Obligations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements and (ii) clinical development accruals. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Statutory Financial Statements	7

AC Immune SA, Ecublens

Information relating to items on Balance Sheet and Income Statement

3.	Property, plant and equipment

	As at 31 December,
in CHF thousands	2017	2016
Furniture	85	81
IT equipment	569	298
Lab equipment	4,163	2,793
Leasehold improvements	271	103
Total property, plant and equipment	5,088	3,275
Accumulated depreciation	(2,735)	(2,155)
Total	2,353	1,120

4.	Financial assets

	As at 31 December,
in CHF thousands	2017	2016
Rental deposit (restricted cash)	123	83
Security deposit	3	3
Total	126	86

5.	Cash and cash equivalents
	As at 31 December,
in CHF thousands	2017	2016
Cash	80,631	11,366
Short term deposits	44,000	142,465
Total	124,631	153,831

By Currency
CHF	103,272	41,322
EUR	3,694	6,818
USD	17,665	105,691
Total	124,631	153,831

6.	Other current receivables
	As at 31 December,
in CHF thousands	2017	2016

Other current receivables
- from third parties	918	517
- short-term financial receivables	20	20
Total	938	537

Statutory Financial Statements	8

AC Immune SA, Ecublens

7.	Prepaid expenses
	As at 31 December,
in CHF thousands	2017	2016

Prepaid expenses (current)	1,457	1,278
Prepaid expenses (non-current)	17	-
Total	1,474	1,278

8.	Trade payables and accrued liabilities
	As at 31 December,
in CHF thousands	2017	2016

Trade payables
- to third parties	1,092	2,720
- to shareholders	-	39

Accrued payroll expenses	2,420	2,560
Accrued R&D costs	5,429	3,265
Other accrued expenses	458	817
Current portion of deferred Income	355	521
Total accrued expenses and deferred income	8,662	7,163
Total payables and accrued liabilities	9,754	9,922

9.	Long-term financing obligation
	As at 31 December,
in CHF thousands	2017	2016

Accrued interest – long-term	99	-
Long-term financing obligation	395	-
Total	494	-

10.	Share capital

As at 31 December 2017, the issued share capital amounted to CHF 1,146,984 is comprised of 57,349,190 common shares at a par value of CHF 0.02 per common share.

11.	Revenues
	For the Years Ended 31 December,
in CHF thousands	2017	2016

Contract revenue	20,255	23,214
Total	20,255	23,214

Statutory Financial Statements	9

AC Immune SA, Ecublens

12.	Operating Expenses
	For the Years Ended 31 December,
in CHF thousands	2017	2016

Salaries and related costs
- related to research and development	8,294	6,441
- related to general administrative	4,912	3,727
Total salaries and related cost	13,206	10,168

Research and development expenses
- related to research and development expense	23,242	18,489
Total research and development expenses	23,242	18,489

General and administrative expenses
- related to regular general and administrative	3,856	3,168
- related to IPO	-	3,842
Total general and administrative expenses	3,856	7,010

Depreciation of fixed assets	580	278

Total operating expenses	40,884	35,945

13.	Financial income and expenses

	For the Years Ended 31 December,
in CHF thousands	2017	2016

Financial income
- interest income	330	43
- foreign exchange gains	120	5,195
Total financial income	450	5,238

Financial expenses
- foreign exchange (losses)	(5,536)	(9)
- bank fees	(7)	(119)
- interest expense	(146)	(7)
Total financial expenses	(5,689)	(135)

Statutory Financial Statements	10

AC Immune SA, Ecublens

14.	Shareholders rights and equity awards

The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 Swiss Code of Obligations (CO) as at 31 December 2017:

	Shares		Equity Awards
in CHF thousands	Number	KCHF	Number	KCHF
Issued to executive officers and directors	4,657,882	58,922	930,748	3,473
Issued to employees	504,664	6,384	479,725	1,119
Total	5,162,546	65,306	1,410,473	4,592

Share values are based on the Company’s share price of $12.80 (CHF 12.65). Equity awards are comprised of options and non-vested stock (restricted shares and restricted share units) awards. The fair value of our options is determined using the Black-Scholes Merton Model and our non-vested stock awards are valued using a reasonable estimate of market value of the common stock on the date of the award. Total shares are derived from our transfer agent’s records as at 31 December 2017.

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, in accordance with Article 663c CO as at 31 December 2017:

Beneficial ownership of executive officers and directors	Number of Shares	Number of Equity Awards
	2017	2017
Andrea Pfeifer, Ph.D., Chief Executive Officer and Director	2,596,809	339,352
Jörg Hornstein, Chief Financial Officer	-	113,981
Andreas Muhs, Ph.D., Chief Scientific Officer	475,050	373,867
Jean-Fabien Monin, Chief Administrative Officer	275,000	63,923
Martin Velasco, Chairman and Director	469,250	16,125
Detlev Riesner, Ph.D., Director	759,000	5,875
Friedrich von Bohlen und Halbach, Director	78,750	5,875
Peter Bollmann, Director	-	5,875
Thomas Graney, Director	4,023	5,875

15.	Post balance sheet events

On February 2, 2018, we entered into an additional lease with the EPFL Innovation Park to expand our premises by more than 4,300 square feet effective March 1, 2018. As part of this expansion, the Company agreed to purchase CHF 750 thousand of the previous tenant’s lab equipment.

Statutory Financial Statements	11

AC Immune SA, Ecublens

Proposal of the Board of Directors to the annual Shareholders’ Meeting:

Proposal of the Board for the accumulated losses to be carried forward, subject to the approval of the Annual Shareholders’ Meeting

	As at 31 December,
in CHF thousands	2017	2016

Accumulated losses carried forward	(32,558)	(24,930)
Loss for the year	(25,868)	(7,628)
Total accumulated losses	(58,426)	(32,558)

Statutory Financial Statements	12